FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

June 27, 2017

ITEM 3.	NEWS RELEASE

A news release was disseminated on June 27, 2017 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that it has entered into purchase agreements with certain institutional investors to issue and sell US$20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the "Notes") pursuant to applicable U.S. and Canadian private placement exemptions. The sale of the Notes is expected to be completed on June 30, 2017, subject to customary closing conditions.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that it has entered into purchase agreements with certain institutional investors to issue and sell US$20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the "Notes") pursuant to applicable U.S. and Canadian private placement exemptions. The sale of the Notes is expected to be completed on June 30, 2017, subject to customary closing conditions.

The Notes will bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company (“Common Shares”) or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. The Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares. If any Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Notes will be 1,001.1112 Common Shares per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE MKT closing sale price for the Company’s Common Shares of US$0.8686 per share on June 27, 2017. The conversion rate will be subject to adjustment upon the occurrence of certain events. The Notes will be the Company’s unsecured senior subordinated obligations and will be subordinated in right of payment to the prior payment in full of all of the Company’s existing and future senior indebtedness pursuant to the indenture governing the Notes. Within six months after the closing date of the sale of the Notes, the Company will cause a prospectus and a registration statement to be filed with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission (the “SEC”), as applicable, to permit the resale of the Common Shares issuable upon conversion of the Notes and cause such prospectus and registration statement to become and remain effective.

The Company intends to use the net proceeds from the sale of the Notes for working capital at the Maseve Mine; for work on the definitive feasibility study on the Waterberg Project, which is now underway; for general and administrative expenses; and for general working capital purposes.

The Notes were offered and sold to certain institutional investors in a transaction that is exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act").

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The Notes and the Common Shares issuable upon the conversion of the Notes have not been registered, and the Notes will not be registered, under the U.S. Securities Act and may not be offered or sold absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act, and in Canada will be subject to a four month restricted period from the issue date of the Notes.

The Company will apply to list the Common Shares issuable upon conversion of the Notes on the Toronto Stock Exchange ("TSX") and the NYSE MKT LLC. For the purposes of TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company's business is currently focused on the operation of the Project 1 "Maseve" platinum mine and the exploration and feasibility engineering on the newly discovered Waterberg platinum and palladium deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The TSX and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the use of proceeds from the sale of the Notes. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company's use of proceeds from the sale of the Notes may differ from those indicated; uncertainty of production, development plans and cost estimates for the Maseve Mine; additional financing requirements; the Company's ability to comply with the terms of its indebtedness; cash flow risks; risks of delays in the production ramp-up of the Maseve Mine; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities and to comply with applicable regulations; the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Any forward-looking statement speaks only as of the date on which it is made and, except as required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

June 28, 2017